

Nina Tandon, PhD/MBA · 1st
Co-founder & CEO EpiBone | YPO | TED speaker | International Keynote ...
2w ·

Hi friends! 💙

For twelve years, people have asked me how they can be part of what we're building at EpiBone — patients, clinicians, friends who believed in growing living bone and cartilage before it was obvious. Until now, there was never a way in unless you were a fund or an accredited investor.

That's changing. EpiBone's community round is coming to WeFunder, and our page is live in preview now:

👉 https://lnkd.in/gT52AusZ

You're hearing it here first — follow the page today and you'll be notified the moment the round formally opens: https://lnkd.in/gT52AusZ

This is the part of the journey I'm proudest of: opening the door to the people who cared first. 🦴

Learn more about our science: https://www.epibone.com


EPIBONE

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